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                                                                     Exhibit 5.1


                                 Omnicare, Inc.
                                   Suite 1600
                           100 East RiverCenter Blvd.
                            Covington, Kentucky 41011
                                 (859) 392-3300


December 14, 2001

Omnicare, Inc.
Suite 1600
100 East RiverCenter Blvd.
Covington, Kentucky 41011

Ladies and Gentlemen:

I am Vice President and General Counsel of Omnicare, Inc., a Delaware corporation (the "Company"), and in that capacity have acted as counsel to the Company in connection with the Omnicare, Inc. Director Stock Plan for Members of the Compensation and Incentive Committee (the "Plan") and the preparation of the Company's Registration Statement on Form S-8 being filed with the Securities and Exchange Commission in connection therewith.

I have examined such proceedings and records of the Company, and have made investigation of such other matters, as in my judgment permit me to render an informed opinion on the matters set forth herein.

Based upon the foregoing, it is my opinion that the shares of Common Stock of the Company offered under the Plan have been duly authorized and, when issued in accordance with the terms of the Plan, will be legally issued, fully paid and non-assessable.

This opinion is limited to the effect of the General Corporation Laws of the State of Delaware, including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial opinions interpreting these laws, as in effect on the date hereof. Accordingly, I have no opinion with respect to the effect of any other laws.

I consent to the use of this opinion as an exhibit to the Company's Registration Statement on Form S-8 with respect to the Plan.

Very truly yours,

/s/ Peter Laterza

Peter Laterza, Esq.
Vice President and General Counsel